                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ----------------------

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)

                                 QRS CORPORATION
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                                (Name of Issuer)

                   COMMON STOCK, PAR VALUE $0.001 PER SHARE
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                         (Title of Class of Securities)

                                    74726X105
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                                 (CUSIP Number)

                                PETER R. JOHNSON
                        600 MONTGOMERY STREET, 45TH FLOOR
                             SAN FRANCISCO, CA 94111
                                 (415) 248-0300
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 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                             and Communications)



                                 AUGUST 3, 2004
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           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                    SCHEDULE 13D
CUSIP NO74726X105                                              PAGE 2 OF 8 PAGES

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  1    NAME OF REPORTING PERSONS:
       Peter R. Johnson

       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITY ONLY)
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  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (A) [X]
                                                              (B) [ ]

--------------------------------------------------------------------------------
  3    SEC USE ONLY
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  4    SOURCE OF FUNDS

       Not applicable.
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  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(D) OR 2(E) [ ]
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  6    CITIZENSHIP OR PLACE OF ORGANIZATION
       Australia
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                     7      SOLE VOTING POWER
    NUMBER OF
                            1,614,878
     SHARES       --------------------------------------------------------------
                     8      SHARED VOTING POWER
   BENEFICIALLY
                            76,200
    OWNED BY      --------------------------------------------------------------
                     9      SOLE DISPOSITIVE POWER
      EACH
                            1,614,878
    REPORTING     --------------------------------------------------------------
                    10      SHARED DISPOSITIVE POWER
   PERSON WITH
                            76,200
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 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,691,078
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 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       [ ]
--------------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       10.6%
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 14    TYPE OF REPORTING PERSON

       IN
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
                                  SCHEDULE 13D

CUSIP NO74726X105                                              PAGE 3 OF 8 PAGES
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  1    NAME OF REPORTING PERSONS:
       The Peter R. and Victoria J. Johnson Foundation

       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITY ONLY)
       94-3347563
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  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (A) [X]
                                                              (B) [ ]

--------------------------------------------------------------------------------
  3    SEC USE ONLY
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  4    SOURCE OF FUNDS

       Not applicable.
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  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(D) OR 2(E) [ ]
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  6    CITIZENSHIP OR PLACE OF ORGANIZATION
       California
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                     7      SOLE VOTING POWER
    NUMBER OF
                            30,000
     SHARES       --------------------------------------------------------------
                     8      SHARED VOTING POWER
   BENEFICIALLY
                            0
    OWNED BY      --------------------------------------------------------------
                     9      SOLE DISPOSITIVE POWER
      EACH
                            30,000
    REPORTING     --------------------------------------------------------------
                    10      SHARED DISPOSITIVE POWER
   PERSON WITH
                            0
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 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       30,000
--------------------------------------------------------------------------------
 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       [ ]
--------------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       0.2%
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 14    TYPE OF REPORTING PERSON

       CO
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
                                  SCHEDULE 13D

CUSIP NO74726X105                                              PAGE 4 OF 8 PAGES
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  1    NAME OF REPORTING PERSONS:
       The Peter R. and Victoria J. Johnson GST Trust

       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITY ONLY)
       94-6749676
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  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (A) [X]
                                                              (B) [ ]

--------------------------------------------------------------------------------
  3    SEC USE ONLY
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  4    SOURCE OF FUNDS

       Not applicable.
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  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(D) OR 2(E) [ ]
--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION
       California
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                     7      SOLE VOTING POWER
    NUMBER OF
                            46,200
     SHARES       --------------------------------------------------------------
                     8      SHARED VOTING POWER
   BENEFICIALLY
                            0
    OWNED BY      --------------------------------------------------------------
                     9      SOLE DISPOSITIVE POWER
      EACH
                            46,200
    REPORTING     --------------------------------------------------------------
                    10      SHARED DISPOSITIVE POWER
   PERSON WITH
                            0
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 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       46,200
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 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       [ ]
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 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       0.3%
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 14    TYPE OF REPORTING PERSON

       OO
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
                                  SCHEDULE 13D

CUSIP NO74726X105                                              PAGE 5 OF 8 PAGES
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  1    NAME OF REPORTING PERSONS:
       Avling Partners, LLC

       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITY ONLY)
       35-2212468
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  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (A) [X]
                                                              (B) [ ]

--------------------------------------------------------------------------------
  3    SEC USE ONLY
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  4    SOURCE OF FUNDS

       Not applicable.
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  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(D) OR 2(E) [ ]
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  6    CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware
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                     7      SOLE VOTING POWER
    NUMBER OF
                            Disclaimed (See 11 below)
     SHARES       --------------------------------------------------------------
                     8      SHARED VOTING POWER
   BENEFICIALLY
                            0
    OWNED BY      --------------------------------------------------------------
                     9      SOLE DISPOSITIVE POWER
      EACH
                            Disclaimed (See 11 below)
    REPORTING     --------------------------------------------------------------
                    10      SHARED DISPOSITIVE POWER
   PERSON WITH
                            0
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 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       Beneficial Ownership of all shares disclaimed by Avling Partners, LLC.
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 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       [ ]
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 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       0
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 14    TYPE OF REPORTING PERSON

       CO
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
Item 1.           Security and Issuer.

This statement constitutes Amendment No. 2 ("Amendment No. 2") to the Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on September 12, 2003 (the "Initial 13D"), as amended by Amendment No. 1 to the Schedule 13D filed with the SEC on July 19, 2004 ("Amendment No. 1," together with Amendment No. 2 and the "Initial 13D," the "Schedule 13D"), with respect to the common stock, par value $0.001 per share (the "Shares"), of QRS Corporation, a Delaware corporation ("QRS" or the "Issuer"), with its principal executive offices located at 1400 Marina Way South, Richmond, CA 94804-3747.

Other than as set forth herein, there has been no material change in the information set forth in the Schedule 13D.

Item 2.           Identity and Background.

The response set forth in Item 2 of the Schedule 13D is hereby amended by adding the following at the end thereof:

      "To the extent that GTCR Golder Rauner, LLC ("GTCR") and the Reporting Persons may have been deemed to be acting as a "group" within the meaning of
Section 13(d)(3) of the Exchange Act, GTCR is no longer acting as a group with the Reporting Persons."

Item 4.           Purpose of Transaction.

The response set forth in Item 4 of the Schedule 13D is hereby amended by adding the following before the fourth paragraph thereof:

      "Avling Partners, LLC and GTCR have advised the Board of Directors of QRS that their previously announced intention to acquire all of the issued and outstanding shares of common stock of QRS in an all cash transaction at a price of $6.75 per common share of QRS has changed, and that the proposal detailed in their letter to the QRS Board of Directors dated July 16, 2004, and filed with Amendment No. 1, has been withdrawn. None of the Reporting Persons intends to submit any further proposal to QRS.

      The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of QRS, to dispose of, or cause to be disposed of, such securities at any time or to formulate other purposes, plans or proposals regarding QRS or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.

      Except as set forth above, as of the date of this Amendment No. 2, none of the Reporting Persons has any plans or proposals, which relate to or would result in any of the actions set forth in parts (a) through (j) of Item 4."

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

See response to Item 4 above.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


August 3, 2004           /s/ Peter R. Johnson
--------------          ---------------------------------
Date                    By:  Peter R. Johnson


                        The Peter R. and Victoria J. Johnson Foundation

August 3, 2004           /s/ Peter R. Johnson
--------------          ----------------------------------
Date                    By: Peter R. Johnson
                        Title: Director


                        Peter R. Johnson and Victoria J. Johnson GST Trust

August 3, 2004           /s/ Peter R. Johnson
--------------          ----------------------------------
Date                    By: Peter R. Johnson
                        Title: Trustee


                        Avling Partners, LLC

August 3, 2004           /s/ Peter R. Johnson
--------------          ----------------------------------
Date                    By: Peter R. Johnson
                        Title: Partner